EXHIBIT 12

TENNECO INC. AND CONSOLIDATED SUBSIDIARIES
COMBINED WITH 50% OR LESS OWNED UNCONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

	Three Months
	Ended
	March 31,
	2010	2009
	(Dollars in Millions)

Net income (loss) attributable to Tenneco Inc.	$7	$(49)
Add:
Interest expense	32	31
Portion of rentals representative of the interest factor	4	3
Income tax expense and other taxes on income	15	3
Noncontrolling interests	5	2
Amortization of interest capitalized	(1)	1
Undistributed (earnings) losses of affiliated companies in which less than a 50% voting interest is owned	(1)	1

Earnings as defined	$61	$(8)

Interest expense	$32	$31
Interest capitalized	1	2
Portion of rentals representative of the interest factor	4	3

Fixed charges as defined	$37	$36

Ratio of earnings to fixed charges	1.66	(0.22)

NOTE: Earning were inadequate to cover fixed charges by $44 million for the three months ended March 31, 2009.